Exhibit (a)(3)

TEEKAY OFFSHORE PARTNERS ANNOUNCES AGREEMENT FOR THE ACQUISITION OF ITS PUBLICLY HELD COMMON UNITS BY BROOKFIELD

HAMILTON, Bermuda, Oct. 01, 2019 (GLOBE NEWSWIRE) — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) today announced that it has entered into an agreement and plan of merger (the Merger Agreement) with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, the Brookfield Consortium). Pursuant to the Merger Agreement, the Brookfield Consortium will acquire by merger all of the outstanding publicly held common units representing limited partner interests of the Partnership (common units) not already held by the Brookfield Consortium (unaffiliated unitholders) in exchange for $1.55 in cash per common unit (the cash consideration). The cash consideration represents an increase of $0.34 (28.1 percent) per common unit when compared to the closing price per common unit on May 16, 2019, immediately prior to Brookfield’s initial offer and a premium of $0.39 (33.6 percent) to the $1.16 closing price per common unit on September 30, 2019. As an alternative to receiving the cash consideration, each unaffiliated unitholder will have the option (the unit option) to elect to receive one newly designated unlisted Class A Common Unit of the Partnership (the equity consideration) per common unit. The Class A Common Units will be economically equivalent to the common units to be held by the Brookfield Consortium following the closing of the merger, but will have limited voting rights and limited transferability.

In connection with the merger, the Partnership will deliver election materials to the unaffiliated unitholders that will include a description of the terms of the Class A Common Units and instructions for electing to receive the equity consideration. Unitholders who do not elect to receive the equity consideration prior to the election date set forth in the election materials will receive the cash consideration. Pursuant to the terms of the Merger Agreement, the Partnership’s outstanding preferred units will be unchanged and remain outstanding by virtue of the merger.

The conflicts committee, composed of non-executive, independent directors (the Conflicts Committee), of the board of directors of the Partnership’s general partner (the Board), after consultation with its independent legal and financial advisors, unanimously approved the Merger Agreement and determined that the transaction contemplated thereby was advisable and in the best interests of the Partnership and the unaffiliated unitholders. Subsequently, on the recommendation of the Conflicts Committee, the members of the Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

The Brookfield Consortium, the Conflicts Committee and the Board agreed to include the unit option in the Merger Agreement, however, neither the Conflicts Committee nor the Board are making any recommendation whether an unaffiliated unitholder should elect the unit option nor did they evaluate the terms of the equity consideration in determining whether to approve the Merger Consideration.

The merger is expected to close in the fourth quarter of 2019 and is subject to satisfaction of certain customary conditions. Upon the closing of the merger, the common units will cease to be publicly traded. The Partnership will continue to file certain reports with the Securities and Exchange Commission (the SEC) following the closing of the merger.

Evercore Group L.L.C. acted as financial advisor and Potter Anderson & Corroon LLP acted as legal counsel to the Conflicts Committee.

About Teekay Offshore

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.2 billion, comprised of 58 offshore assets, including floating production, storage and offloading units, shuttle tankers (including seven new buildings), floating storage and offtake units, long-distance towing and offshore installation vessels, and a unit for maintenance and safety. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and preferred units trade on the New York Stock Exchange under the symbols “TOO”, “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Although the Partnership believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Further, the Partnership’s and Brookfield’s ability to consummate the proposed merger may be influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and that are often beyond the control of the Partnership. These factors include, but are not limited to, failure of closing conditions, and delays in the consummation of the proposed transaction, as circumstances warrant. Important factors that could cause actual results to differ materially from the Partnership’s expectations and may adversely affect the Partnership’s business and results of operations are disclosed in Item 3 of the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 28, 2019, as updated and supplemented by subsequent filings with the SEC. The forward-looking statements speak only as of the date made, and, other than as may be required by law, the Partnership undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries contact:

Jan Rune Steinsland

Tel:  +47 9705 2533

Website: www.teekayoffshore.com